

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 31, 2009

Mr. Bayo Odunuga
Chief Executive Officer
AsherXino Corporation
5847 San Felipe Street, 17th Floor
Houston, TX 77002

> **Re:**   **AsherXino Corporation**
> **Form 10 Filed July 31, 2009**
> **Form D Filed July 15, 2009**
> **File No. 0-10965**

Dear Mr. Odunuga:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10 Filed July 31, 2009

General

1.   Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere in the document does not relieve you of the need to make appropriate revisions elsewhere.

2.   The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Securities Exchange Act of 1934. Please revise the statement on pages 4 and 18 that "Once this Form 10 is <u>declared</u> effective …" accordingly (emphasis added). In addition, upon effectiveness, you will become subject to the reporting requirements of the Exchange Act.

3.   Please provide updated disclosure with each amendment.

4.   We note your disclosure of the "going concern" issue in the Notes to the Financial Statements. Please add disclosure to the forepart of the document addressing the "going concern" issue.

5.   We note your discussion, found in Note 8 to the Financial Statements for the year ended December 31, 2008, of the recent amendments to your Certificate of Incorporation increasing the number of authorized shares of common stock and authorizing a 1.5-for-1 stock split. Please explain to us whether shareholder approval was required for these actions, and if so, how and when it was obtained.

General Cautionary Statement, page 2

6.   The safe harbor provisions of the PSLRA is available only to an issuer that is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act. See Section 12E of the Exchange Act. Given that registration of your securities was revoked pursuant to Section 12(j) in April 2009, please remove the statements that the PSLRA safe harbors are available to you.

Business, page 3

7.   We note your disclosure explaining that in conjunction with your purchase of the Asher Assets, you assumed certain obligations, which you characterized as liabilities, including a $12.5 million payable to the Nigerian government, a $10 million farm-in fee, and costs of implementing a 3D seismic program ranging from $8 million to $15 million.

Please modify your disclosure under this heading and Note 1 to your interim financial statements as necessary to clarify the extent to which you believe these meet the definition of liabilities as defined in paragraphs 35 through 40 of CON 6. Please include details sufficient to understand the absence of any accounting as of June 30, 2009.

Please also submit a detailed reference to specific language within the Asset Purchase Agreement at Exhibit 10.1 which you relied upon in characterizing these amounts as either liabilities or commitments necessary to earn or maintain your interests.

Risk Factors

Compliance with Sarbanes-Oxley Act of 2002, page 11

8.   We note your statement that "Section 404 of the Sarbanes-Oxley Act of 2002 requires management's annual review and evaluation of our internal controls, and attestations of the effectiveness of our internal controls by our independent registered public accounting firm. Unless the SEC grants another extension, we will be required to provide our first management review and auditor attestation report in our SEC annual report for the fiscal year ending December 31, 2010." With regard to the management review, we direct your attention to Item 308T of Regulation S-K, and specifically to Instruction 1 to that Item. Because you were required to file an annual report for the fiscal year ended December 31, 2008 (and you were not deregistered until April 30, 2009, which was after the due date for that annual report), you will need to comply with Item 308T and provide management's annual report on internal control over financial reporting in your annual report for the fiscal year ending December 31, 2009. Please revise your disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

9.   Please expand your discussion of "the Company's obligations related to OPL 2012 over the next year" for which you anticipate getting sufficient funding. Disclose the nature of the obligations and funding and quantify amount of funds needed to satisfy those obligations. In this regard, disclose whether you have paid or will pay the signature bonus of $12,500,000 immediately payable to the Nigerian government that you have assumed in connection with OPL 2012. Finally, please expand the risk factor on page 7 regarding financing to also quantify the signature bonus and farm-in fee that you are required to pay, as well as the amount of financing you will need to exploit OPL 1021 and acquire additional interests in oil blocks.

Properties, page 12

10.   Please provide a scale, in miles or kilometers, to correspond with Diagram 1.

Disclosure of Reserves, page 15

11.   Please file the consent of Bayphase Limited with respect to their audit report.

Properties, page 16

12.   Given that you are claiming proved oil and gas reserves for the OPL 2012 property, if you are able to show how your estimates are consistent with the reserve definitions in Rule 4-10(a) of Regulation S-X, we expect that you will need to provide the disclosures required by paragraphs 10 through 34 of SFAS 69. Please include information about your reserves and the standardized measure in your interim financial statements. Subsequent reporting in your annual reports should include estimates as of the end of your fiscal year.

Directors and Executive Officers, page 17

13.   Please revise your biographical sketches to include all of the information required by Item 401 of Regulation S-K. For example, add disclosure as to Mr. Odunuga's principal occupation and employment from August 2007 through the present.

Executive Compensation, page 18

14.   You state that "None of the current officers or directors has received any compensation or remuneration, except for stock issued to them, to date from the Company for serving in these positions." Please tell us whether the stock issued to the current officers and directors was issued as compensation for serving in those positions. Please provide us with an analysis as to whether you are required to disclose the information required by Item 402 of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 18

15.   We note your statement that "The President of the Company was indebted to the Company in the amount of $10,664 at December 31, 2008." Please explain the current status of this loan from the company to the President. Also, please present us with your analysis as to whether this loan is permissible under Section 13(k) of the Exchange Act, which generally prohibits personal loans to executive officers.

Recent Sales of Unregistered Securities, page 19

16.   Please revise to include all of the information required by Item 701 of Regulation S-K.

Annual Financial Statements

Note 1 - Historical Business Operations and Significant Accounting Policies, Page F-8

Revenue Recognition, page F-8

17.   Please modify your policy note as necessary to clarify what you mean by stating that you recognize revenue when the gain is complete.

Interim Financial Statements

Note 8 – Change of Control, page F-17

18.   We note that have reported an oil and gas asset for the Oil Prospecting License (OPL) 2012 of $53,750 on your June 30, 2009 balance sheet and see that you describe this value as being determined based on the "cumulative cost incurred in acquiring the asset." Please address the following points.

●   Tell us whether such cost represents the historical costs of the former owners of the license prior to the transaction, or incremental acquisition costs incurred by AsherXino to complete the purchase of the license from them. .

●   Given that you issued 105 million shares to acquire the license, and according to your disclosures on page 2, incurred significant liabilities, explain why these other elements are not reflected in your valuation. Please be sure to explain your view on the applicability of guidance in paragraph 7 of SFAS 123(R). If you believe the value presently assigned to the license represents fair value, describe the analysis that you performed in supporting this position.

●   Submit a schedule showing the extent of ownership in AsherXino held by each of the prior owners of the license before and after this transaction; also showing their relative interests in the license before the exchange.

●   If any of your accounting is based on the notion of common control, explain how your view compares to the guidance in EITF 02-5.

19.   Please expand your disclosure to include the salient terms of your Asset Purchase Agreement, plus any other conditions that pertain to or alter your economic interest in the license. For example, amounts payable should be quantified, the dates that such amounts are due should be specified. If there are conditions or events upon which payments are contingent, these should be clearly described, along with your expectations of the timing of their occurrence, also indicating the extent to which such matters are within your control. Please also describe any repercussions or consequences that may ensue if you are unable to perform according to these terms, such as penalties or forfeiture. Please be sure to address the signature bonus payable to the Nigerian government, farm-in

arrangement, and seismic program; also the discovery bonus and royalties mentioned on page 3.

Form D Filed July 15, 2009

15. Sales Commissions & Finders' Fees Expenses

20.   You have indicated that finders' fees are estimated to be $767. However, your Clarification of Response states "Finders' fees of 1,500,000." Please clarify.

Engineering Comments

Form 10 Filed July 31, 2009

Business, page 3

21.   We note your statement, "To date, part of OPL 2012 is in the exploitation phase; the remainder of the block is still under exploration and development. Once hydrocarbons are discovered, the first $10,000,000 of revenue generated from the sale of hydrocarbons produced from the property will be paid to Sigmund Oilfield Limited as a 'Discovery Bonus'". If hydrocarbons are not yet discovered, your claim to proved reserves (on page 15) is not justified. Please amend your document to remove this inconsistency.

22.   We note your statement, "Once the signature bonus of $12,500,000 is paid to the Nigerian government, the Company will be in a position to negotiate with the owner of the adjacent block, Eni Agip Nigeria Limited ("Eni/Agip"), to receive unitization revenue from Eni/Agip...The Company anticipates that it will begin to receive unitization revenue from Eni/Agip within a year." Please expand your discussion to explain the basis for your expectation that you will be able to pay the signature bonuses given the "substantial doubt about the Company's ability to continue as a going concern" in note 3 to your financial statements and that you have had only "preliminary discussions with banks and investors."

23.   In this regard, provide the basis also for your statement that you will "begin to receive unitization revenue from ENI/ABGIP within a year" given the substantial doubt cited in the previous paragraph and the fact that you will need to fund $387.5 million of development costs.

Financial Information, page 12

24.   Provide a more fulsome discussion of your plan operations. Please address, in reasonable detail, the timing, amounts and sources of funding for the steps that you must take to develop your property. These include the liabilities that you assumed associated with

OPL 2012 and the $387.5 million in development costs that you cite on page 3. Address the implications if you are unable to fund each of these items.

Properties, page 12

Description of OPL 2012, page 12

25.   We note your statement, "These drilling campaigns proved successful although none of the wells drilled into the oil generating window." Please expand this to discuss your criteria for successful drilling campaigns.

26.   Without technical evidence, your statement "It is therefore anticipated that the deeper untested sedimentary sequences will hold greater exploration potentials for the area." is speculative in nature. Please provide to us supporting geologic and engineering data for this disclosure or delete it. Please direct these engineering items to:

Ronald M. Winfrey
Petroleum Engineer
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4628

Description of OPL 2012, page 13

27.   Please balance your statement, "The presence of at least fifteen commercial oil fields in adjacent blocks makes the prospectivity of OPL 2012 extremely high. Total reserves in currently producing fields in adjacent blocks approach one billion barrels of oil" with the facts that you have no entitlement to any of these other fields and the locality of your property does not assure it will experience similar recoveries.

28.   We note your statements:
   • Production averages 11,500 BOPD;
   • Production commenced in 1989 and has averaged 7,500 BOPD;
   • Addax Petroleum's OML 137 (formerly OPL 225) (Shokoloko field) from which OPL 2012 was carved flowed 6,125 BOPD at test.
   Please expand these to include the date(s) to which these production rates apply.

29.   Please add the applicable length/distance scale to your map at Diagram 1: OPL 2012,

30.   Please furnish to us technical support for your statement, "Agbara field in nearby Eni/Agip's OML 116 (formerly OPL 472) has been found to extend significantly into block OPL 2012...About 30% of OML 116's proven reserves of 240 million barrels of oil extend into OPL 2012." Please direct these engineering items to the same address as above.

Description of OPL 2012, page 14

31.   Please expand your statement, "These seismic data show good reflection quality down to five seconds of two way travel time." to include a conversion from two way travel time to depth.

32.   We note your statement, "Seismic structural review also shows the OPL 2012 block to be dissected by several synthetic and antithetic faults, some of which are associated with structural closures that could be potential prospects for hydrocarbon accumulations... The reservoir qualities of OPL 2012 are expected to be very good. Shokoloko-1 in Addax Petroleum's former OPL 225 (now OML 137) tested 110 feet of net oil sands. The well also flowed 6,125 BOPD on test, yielding 43.8 degree API crude oil." Please balance this with the facts that you have entitlement only to OPL 2012, the locality of your property does not assure it will experience recoveries similar to its neighboring fields and geologic structure alone is insufficient for hydrocarbon deposits. Also, clarify what you mean by "reservoir qualities."

Disclosure of Reserves, page 15

33.   You present "Summary of Oil and Gas Reserves as of April 2009 Based on Average Fiscal Year Prices". Proved reserves disclosed in documents filed with the Commission must be estimated with oil and gas prices in effect on the last day of the period of interest. Also note that Rule 4-10(a)(4) of Regulation S-X provides that proved undeveloped oil and gas reserves in general may be attributed only to locations offsetting productive units (wells) as further described in our next comment below. Please amend your document to disclose proved reserves that comply with these requirements and include the effective date of the estimate. You may refer to Rule 4-10(a)(2)(3)(4) of Regulation S-X or our office for guidance.

34.   Upon the estimation of your proved reserves pursuant to Rule 4-10, please furnish to us the petroleum engineering reports – in hard copy and electronic format - used as the basis for your proved reserve disclosures. The report should include:
   a) Conventional one-line recaps and income forecast schedules for each well or projected location in the OPL 2012;
   b) Total company summary income forecast schedule for these disclosed reserves;
   c) Narratives and engineering exhibits (e.g. maps with anticipated locations, performance plots, volumetric calculations, analogy well performance) for each location/well's proved reserves with capital costs and projected dates of first production. Address the extent to which you used seismic analysis to determine reservoir productivity and volume. Identify the gas market to which you will sell the disclosed proved gas reserves.
   d) Support for proved undeveloped oil and gas reserves you may have assigned to locations that are not adjacent to productive wells. As referenced above, Rule 4-10(a)(4) of Regulation S-X provides that PUD reserves may be attributed to locations that are not

adjacent to productive units only "where it can be demonstrated with <u>certainty</u> that there is <u>continuity of production</u> from the existing productive formation (emphasis added)." Please direct these engineering items to the same address as above.

35.   Please clarify the reserve volume units to disclose if "mbbl" is million barrels and "bcf" is billion cubic feet.

<u>Sensitivity of Reserves to Prices by Principal Product Type and Price Scenario, page 16</u>

36.   Please expand/clarify your table so that the meaning of "$4.75b" and "$6.91b" under the heading "Barrel of Oil Equivalent BOE (mbbls)" is clear.

<u>Closing Comments</u>

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Craig Arakawa at (202) 551-3650 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Gerald Niesar, Esq. – Niesar Whyte & Vestal LLP
        via facsimile (415) 882-5400